Exhibit 21.1

List of Subsidiaries of The Aveon Group L.P.

Name	Jurisdiction of Formation

Aveon Holdings I GP Inc.	Delaware
Aveon Holdings I L.P.	Delaware
Aveon Advisers, LLC	Delaware

Aveon Holdings II GP Management L.L.C.	Delaware
Aveon Holdings II GP L.P.	Delaware
Aveon Holdings II L.P.	Delaware

Aveon Holdings III GP Management L.L.C.	Delaware
Aveon Holdings III GP L.P.	Delaware
Aveon Holdings III L.P.	Delaware